April 29, 2024

One Perfect, Inc.



Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by One Perfect, Inc, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.oneperfect.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as mat be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this

Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

One Perfect Inc. (the "Company" or "OnePerfect") is a Delaware Limited Liability, formed on July 1, 2019.

The Company is located at 20 Park Road, Suite D, Burlingame, CA 94010.

The Company's website is https://www.oneperfect.com.

The information available on or through our website is not a part of this Form C-AR.

Description of Business

Company Overview
One Perfect, Inc. ("OnePerfect" or the "Company") is a psychologist-led, mental health and wellness tech company founded by an experienced, practicing clinical psychologist with a twenty-year history focused on researching and building health technology products and a deep commitment to data, research and treatment experience.

For the last ~5 years, OnePerfect has been focused on learning and doing one thing well: Teach anyone how to shift into a better state of mind anytime with digital wellness experiences called 'Shifts'. A 'Shift' is a short (usually 3 to 15-minute) experience that is designed to shift you into a better state of mind on demand anytime.

Shifts are created by our psychology team, our subscribers, and our technology. Shifts can be improved by AI, and or, ML to personalize and perfect each Shift based on the unique needs of each subscriber.

Business Model

In 2022, OnePerfect began selling a digital-only SHIFT subscription to initial educational, enterprise organizations, and healthcare organizations for ~$48 per active user, per year.

We also offer SHIFT subscriptions to consumers directly with a free SHIFT tier, and a range of paid tiers currently costing up to ~$156 per subscriber per year.

When we launch the Shift Therapy app, we plan to add live shifting services as a subscription option that can be added to our currently 'digital-only' subscription options and our forthcoming generative AI incorporated subscription.

Previous Offerings

- **Type of security sold:** Regulation CF
  Final amount sold: $270,101
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs.

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: September 25, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: July 06, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $21,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.

Date: December 01, 2022
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: June 01, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,868.00
  Use of proceeds: Operations
  Date: January 31, 2023
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Operations
  Date: July 22, 2019
  Offering exemption relied upon: 506(b)

Risk Factors

- **Uncertain Risk**
  An investment in the Company (also referred to as "OnePerfect", "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections**
  There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or

that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess.**

- **Transferability of the Securities may be limited**

- **Investment could be illiquid for a long time**
  Investors have been prepared that they may hold this investment for several years or longer. The Company may be acquired by an existing player in the wellness tech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **If the Company cannot raise sufficient funds it will not succeed.**

- **We may not have enough capital as needed and may be required to raise more capital.**

- **Terms of subsequent financings may adversely impact your investment**
  We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds**
  Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. Our use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Projections: Forward Looking Information**
  Any projections or forward looking statements regarding our anticipated financial

or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **The amount raised in this offering may include investments from company insiders or immediate family members**
  Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments.

- **We are reliant on one main type of service**
  All of our current services are variants on one type of service, providing a platform for wellness. Our revenues are therefore currently dependent upon this market

- **Some of our products are still in prototype phase and might never be operational products**
  It is possible that there may never be an operational Shift Therapy product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders or creditors.

- **Developing new products and technologies entails significant risks and uncertainties**
  We are currently in the research and development stage of Shift Therapy. Delays or cost overruns in the development of our company and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- **Minority Holder; Securities with Voting Rights**
  The Common Stock has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the

Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

- **Investors are trusting that management will make the best decision for the company**

- **Insufficient Funds**
  The Company might not meet its operating needs and fulfill its plans. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

- **Earlier investors may not have the benefit of information that later investors have.**

- **Our new product could fail to achieve the sales projections we expected**

- **We face significant market competition**
  We compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **We are an early stage company and have not yet generated any profits**
  One Perfect, Inc., was formed on 07.01.2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. One Perfect, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the future.

- **We are an early stage company and have limited revenue and operating history**
  The Company has a short history, few customers, and effectively no revenue. If you invest in this company, it's because you think that mental health technology product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
  Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property licenses or render intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright license protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. If the Company is unable to renew its IP license for any reason it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**
  Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our licenses, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) licenses outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) licenses could have adverse consequences for the Company. As a result, if we are unable to enforce our trademark(s) or copyright(s) licenses because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **We rely on third parties to provide services essential to the success of our business**
  We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The Company is vulnerable to hackers and cyber-attacks**
  As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of OnePerfect Shift or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on One Perfect, Inc. could harm our reputation and materially negatively impact our financial condition and business.

- **We have licenses to pending IP approval that might be vulnerable**
  One of the Company's most valuable assets is its licensed intellectual property. The Company's licensed intellectual property such as trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper

authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

- **The Company's therapists may not all be licensed mental health professionals**
  Shift Therapists are a peer-to-peer network that will be recruited and trained by OnePerfect to guide others through its Shifts. Shift therapists are not necessarily licensed mental health professionals.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

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Operating Results – 2023 Compared to 2022

Year ended December 31, 2022 compared to year ended December 31, 2023.

Revenue

Revenue for fiscal year 2023 was $10,488, which is an increase compared to fiscal year 2022 revenue of $7,794. This reflects a continuation of a product subscription from our first higher education subscription customer in 2022.

We believe that the U.S. is the most important market for us to demonstrate success in the higher education mental wellness category, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2023.

Cost of sales

Cost of goods sold in 2023 was $0, and was also $0 in fiscal year 2022.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2023 were $132,354 and were $25,051 in 2022 The increase is a consequence of increased General and Administrative, Research and Development and Sale and Marketing expenses.

Historical results and cash flows:

The Company is currently in the initial production and initial revenue generation stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to raise funds and to onboard new customers that produce healthy net margins. Past cash was primarily generated through SAFE investments. Our goal is to raise funds to increase revenue generation.

On December 31, 2023, the Company had $130,412 in cash on hand.

Debt

- **Creditor:** SAFE notes (as of 12/31/2022)
  Amount Owed: $223,167.00
  Interest Rate: 0.0%
  If there is an Equity Financing in which the Company issues and sells Preferred Stock at a fixed pre-money valuation before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of

shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either: (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Directors and Officers

Name: John (Sean) Aloysius Sullivan

John (Sean) Aloysius Sullivan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Principal Accounting Officer
  Dates of Service: July, 2019 - Present
  Responsibilities: John (Sean) is the founder and CEO. Sean does not currently receive cash compensation but plans on using some of this round's funding for salaries. He owns 8,000,000 shares of the company plus a small amount of shares from personal SAFE investments into the Company.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: John (Sean) Aloysius Sullivan
Amount and nature of Beneficial ownership: 8,000,000

Title of class: SAFE Notes
Stockholder Name: John (Sean) Aloysius Sullivan
Amount and nature of Beneficial ownership: 2

Related Party Transactions

- **Name of Entity:** John A. Sullivan
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In December of 2022, the Company entered into a Simple Agreement for Future Equity with its founder, John Sullivan in the amount of $21,000.
Material Terms: The discount rate is 80%. As of December 31, 2022, the outstanding balance of this SAFE is $21,000.

- **Name of Entity:** Margarita Sullivan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into two (2) Simple Agreements for Future Equity, the first in 2019 and the second in 2020, with its founder's mother.
  Material Terms: The discount rate for both SAFEs is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of these SAFEs is $150,000.

- **Name of Entity:** Acquisitions Partner's Group
  Names of 20% owners: This company is owned by the brother of OnePerfect's founder
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On July 6th, 2021, the company entered into a Simple Agreement for Future Equity with its founder's brother's company, Acquisitions Partner's Group, in the amount of $10,000.
  Material Terms: The discount rate is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of this SAFE is $10,000.

- **Name of Entity:** Paul Sullivan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company sold $16,002.20 of Reg CF common stock to the founder's father.
  Material Terms: Same terms as for all 2023 Reg CF investors.

Our Company Securities

The company has authorized Common Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company offered up to 693,820 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,129,742 outstanding.

CF Fundraise Summary	
Total Amount Raised	$270,101.88
Investor Fee	$4,568.60
Amount Invested	$265,533.28
Amount Disbursed To Issuer	$239,388.97
Issuer Fee	$10,104.31
Credit Card Processing Fee	$0.00
Invoices	$16,380.00
Total Shares Issued	**174,571**

Price Per Share
$1.78

Voting Rights
One vote per share. Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Safe preferred stock (this security not yet authorized) and the terms of the SAFE Notes are outlined below:

Amount outstanding: $216,868.00
Interest Rate: 0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Preferred Equity Financing - See Other Material Rights below

Material Rights
Conversion Trigger. If there is an Equity Financing in which the Company issues and sells Preferred Stock at a fixed pre-money valuation before the expiration or termination of the SAFE note, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of the SAFE note, the Investor will, at its option, either: (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before the SAFE note expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The Company has not executed a related corporate action in the last year.

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One Perfect, Inc.
Statement in Changes of Equity
For the Years Ended December 31, 2022 and 2023

| | Preferred Stock | | Common stock | | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total Stockholders' Equity
December 31, 2021	-	$ -	8,000,000	$ -	$ 190,000	$ (185,501)	$ 4,499
Issuance of SAFEs	-	-	-	-	16,000	-	16,000
Net income (loss)	-	-	-	-	-	(17,257)	(17,257)
December 31, 2022	-	$ -	8,000,000	$ -	$ 206,000	$ (202,758)	$ 3,242
Issuance of SAFEs	-	-	-	-	10,868	-	10,868
Reg CF Issuance	-	-	151,742	270,101	-	-	270,101
Costs of Reg CF Issuance	-	-	-	(30,713)	-	-	(30,713)
Stock Compensation	-	-	978,000	9,780	-	-	9,780
Net income (loss)	-	-	-	-	-	(121,866)	(121,866)
December 31, 2023	-	$ -	9,129,742	$ 249,168	$ 216,868	$ (324,625)	$ 141,412

One Perfect, Inc.
Balance Sheet
As of December 31, 2022 and 2023

	December 31, 2022	December 31, 2023
ASSETS		
Current Assets		
Bank Accounts		
1010 Analysis Checking (0867)	3,242	115,427
1030 Deposits	-	14,986
Total Bank Accounts	**3,242**	**130,412**
Accounts Receivable		
Accounts Receivable (A/R)	-	-
Total Accounts Receivable	**-**	**-**
Total Current Assets	**3,242**	**130,412**
Fixed Assets		
1501 Vehicles		11,000
Total Fixed Assets	**-**	**11,000**
TOTAL ASSETS	**3,242**	**141,412**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
2010 EIDL Loan	-	-
2020 Loan - Sean Sullivan		-
Total Long-Term Liabilities	**-**	**-**
Total Liabilities	**-**	**-**
Equity		
3030 ESOP Shares		9,780
3035 Reg CF Shares		
3036 Reg CF Investment		270,102
3037 Reg CF Cost of Investment		(30,713)
Total 3035 Reg CF Shares	**-**	**239,389**
3040 SAFE Investments	206,000	216,868
Retained Earnings	(185,501)	(202,758)
Net Income	(17,257)	(121,866)
Total Equity	**3,242**	**141,412**
TOTAL LIABILITIES AND EQUITY	**3,242**	**141,412**

One Perfect, Inc.
Profit and Loss
For the Years Ending December 31, 2022 and 2023

	FY 2022	FY 2023
Income		
4100 University Campus Unit		
4120 Subscription Revenue	5,000	10,000
Total 4100 University Campus Unit	**5,000**	**10,000**
4200 Direct to Consumer Unit		
4210 Subscription Revenue	2,478	28
4220 Platform Commission	316	460
Total 4200 Direct to Consumer Unit	**2,794**	**488**
Total Income	**7,794**	**10,488**
Gross Profit	**7,794**	**10,488**
Expenses		
6100 Product Expenses		
6101 Software Development	2,910	4,775
6102 Cloud Storage	824	886
Total 6100 Product Expenses	**3,734**	**5,661**
6200 Sales & Marketing	8,400	14,020
6300 General & Administrative Expenses		
6301 Accounting Fees	1,343	11,500
6301-1 Legal Fees		4,897
6302 Consulting Services		62,325
6303 Insurance	6,254	13,471
6304 Recruiting		2,400
6305 Travel & Entertainment		
6306 Travel & Lodging	900	2,504
6307 Meals	1,054	1,705
6308 Entertainment		55
Total 6305 Travel & Entertainment	**1,953**	**4,264**
6309 Rent - Office Space		3,900
6310 Office Expense	399	181
6311 Software Expenses	1,891	8,470
6312 Licenses & Fees	25	313
6313 Janitorial		220
6314 Charitable Contributions		105
6315 Bank Charges & Fees	375	178
6320 Taxes	677	450
Total 6300 General & Administrative Expenses	**12,917**	**112,673**
Total Expenses	**25,051**	**132,354**
Net Operating Income	**-17,257**	**-121,866**
Net Income	**-17,257**	**-121,866**

One Perfect, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2022 and 2023

	FY 2022	FY 2023
OPERATING ACTIVITIES		
Net Income	(17,257)	(121,866)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net cash provided by operating activities	**(17,257)**	**(121,866)**
INVESTING ACTIVITIES		
1501 Vehicles		(11,000)
Net cash provided by investing activities	**-**	**(11,000)**
FINANCING ACTIVITIES		
2020 Loan - Sean Sullivan		-
3030 ESOP Shares		9,780
3036 Reg CF Shares:Reg CF Investment		270,102
3037 Reg CF Shares:Reg CF Cost of Investment		(30,713)
3040 SAFE Investments	16,000	10,868
Net cash provided by financing activities	**16,000**	**260,037**
Net cash increase for period	**(1,257)**	**127,171**

NOTE 1 – NATURE OF OPERATIONS

One Perfect, Inc. was formed on July 2, 2019 ("Inception") in the State of Delaware. The financial statements of One Perfect, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

One Perfect, Inc. creates and distributes health and wellness related information in various mediums to assists users with their personal wellness through increasingly personalized experiences and interactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from application subscriptions and agreements with colleges and universities when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counter party has been reached or the counter party's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company had not entered into any debt transactions during the years ended December 31, 2022 and December 31, 2023.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of December 31, 2023 the company has currently issued 9,129,742 shares of our common stock.

SAFEs
As of December 31, 2023, the Company has received $216,868 funding in the form of SAFEs (Simplified Agreement for Future Equity) that will convert to stock upon a future equity financing.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company had not entered into any related party transactions during the years ended December 31, 2022 and December 31, 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 28, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, John (Sean) Sullivan, the Chief Executive Officer of One Perfect, Inc., hereby certify that the financial statements of One Perfect, Inc. and notes thereto for the periods ending December 31, 2022, and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

One Perfect, Inc. has not filed its federal tax return for the year ended December 31, 2023. For the year ended December 31, 2022, the amounts reported on our tax returns were total income of $7,794; taxable income of $7,794 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2024.

_____ (Signature)

Chief Executive Officer

_____4.28.24_____ (Date)